EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31, (in millions, except ratios)	2010
Excluding interest on deposits
Income before income tax expense	$24,859

Fixed charges:
Interest expense	9,357
One-third of rents, net of income from subleases (a)	578

Total fixed charges	9,935

Add: Equity in undistributed loss of affiliates	127

Income before income tax expense and fixed charges, excluding capitalized interest	$34,921

Fixed charges, as above	$9,935

Ratio of earnings to fixed charges	3.51

Including interest on deposits
Fixed charges, as above	$9,935
Add: Interest on deposits	3,424

Total fixed charges and interest on deposits	$13,359

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$34,921
Add: Interest on deposits	3,424

Total income before income tax expense, fixed charges and interest on deposits	$38,345

Ratio of earnings to fixed charges	2.87

(a)	The proportion deemed representative of the interest factor.